Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                              November 12, 2019



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8362
             Prime Income and ETF Portfolio, November 2019 Series
                                 (the "Trust")
                      CIK No. 1785735 File No. 333-234198
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE INCLUDE THE STRATEGY AND RISK DISCLOSURE FOR THE ETF THAT IS REFERENCED IN THE LAST SENTENCE OF THE SECTION ENTITLED "PORTFOLIO COMPOSITION" SIMILAR TO OTHER REGISTRATION STATEMENTS WHERE INVESTMENTS ARE LIMITED TO ONE OR A FEW ETFS.

      Response: If the final portfolio for the Trust invests a significant percentage in an ETF, the corresponding disclosure will be included. Additionally, the last sentence in the section entitled "Portfolio Composition" has been revised.

Risk Factors
____________

      2. PLEASE INCLUDE THE ENERGY SECTOR RISK IF APPLICABLE.

      Response: If the final portfolio for the Trust is concentrated in the energy sector, the applicable risk disclosure will be included.

      3. PLEASE UPDATE THE MLP RISK IN ACCORDANCE WITH TAX LAW CHANGES IF APPLICABLE.

      Response: The prospectus has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            _____________________________
                                                Daniel J. Fallon